

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2012

<u>Via E-mail</u>
Neil M. Koehler
Chief Executive Officer
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, California 95814

      RE: **Pacific Ethanol, Inc.**
                  Form 10-K for the Fiscal Year Ended December 31, 2010
                  Filed March 31, 2011
                  File No. 000-21467

Dear Mr. Koehler:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                      /s/ Terence O'Brien

                                      Terence O'Brien
                                      Accounting Branch Chief